Exhibit 99.1

NEWS RELEASE

Trading Symbol	TSX: SVM
NYSE American: SVM

SILVERCORP INTERSECTS VEIN S16W WITH 2.21 METRES TRUE WIDTH GRADING 25 GRAMS PER TONNE GOLD AT THE SGX MINE, YING MINING DISTRICT, CHINA

VANCOUVER, British Columbia - July 6, 2021 - Silvercorp Metals Inc. (“Silvercorp” or the “Company”) (TSX: SVM) (NYSE American: SVM) is pleased to report results from its 2021 exploration programs at the SGX mine. Extensive exploration drilling and tunneling are ongoing at the SGX mine, and all other mines at the Ying Mining District, Henan Province, China.

From October 1, 2020 to June 30, 2021, 48,867 metres (“m”) from a total of 298 diamond drill holes, including 242 underground holes and 56 surface holes, were completed at the SGX mine. Assay results for 254 holes have been received, with 166 holes intercepting mineralization.

The diamond drilling program at the SGX mine targeted: (1) blocks of known silver-lead-zinc veins; (2) blocks of silver-lead-zinc veins with gold grades but low silver-lead-zinc grades; (3) gold veins in and above the existing production areas; and (4) newly-discovered gold veins outside the production areas. Currently, 20 rigs are drilling at the SGX mine.

Drilling Intersected High-Grade Veins In and Above the Production Areas

Detailed drilling of blocks of known silver-lead-zinc and gold veins in and above the SGX mine production areas intersected high-grade veins. These mineralized occurrences were previously missed due to limited drilling and tunneling, changes in the strikes and dips, and/or pinch-swelling of the pay-zones in the veins. The Company expects that these discoveries can be converted quickly into reserves and mined with existing underground workings.

The high-grade intercepts for this period are associated with parallel silver-lead-zinc veins S7, S7_1, S7_2, S7E2, S7W1, S14, S14_1, S14_2, S14W, S16W, S16W1, S16E, S16E2, S16E8, S21, S21W1, and gold veins S16W, H18E. Other veins include S1W2, S8W2, S19, S29, S31E, S33, and S33E.

Highlights of high-grade intercepts at the SGX mine production area:

  Hole ZK74S16W07 intersected a 2.50 m interval (2.21 m true width) of vein S16W grading 20 grams per tonne (“g/t”) silver (“Ag”), 0.46% lead (“Pb”), 1.07% zinc (“Zn”), 25.02 g/t gold (“Au”), and 0.03% copper (“Cu”) at the 200 m elevation. S16W is a major production vein at the SGX mine and the blocks with gold grades but lower Ag- Pb-Zn grades were left over from previous mining;

  Hole ZK64S16W005 intersected a 1.25 m interval (1.25 m true width) of vein S16W grading 141 g/t Ag, 1.86% Pb, 0.63% Zn, 24.28 g/t Au and 0.02% Cu at the 321 m elevation;

  Hole ZK16S7407 intersected a 0.92 m interval (0.75 m true width) of vein S16W grading 1,376 g/t Ag, 13.43% Pb, 1.07% Zn, 0.37 g/t Au, and 0.21% Cu at the 444 m elevation;

  Hole ZK53S2910 intersected a 2.05 m interval (2.05 m true width) of vein S29 grading 423 g/t Ag, 18.19% Pb, 8.29% Zn, 0.01 g/t Au, and 0.03% Cu at the 392 m elevation, which includes a 0.84 m interval (0.84 m true width) grading 962 g/t Ag, 43.55% Pb, 19.39% Zn, 0.01 g/t Au, and 0.05% Cu at the 392 m elevation;

  Hole ZK60S16W002 intersected a 2.19 m interval (1.54 m true width) of vein S21W1 grading 963 g/t Ag, 2.84% Pb, 0.34% Zn, 0.25 g/t Au, and 0.18% Cu at the 324 m elevation, which includes a 1.08 m interval (0.76 m true width) grading 1,841 g/t Ag, 5.63% Pb, 0.60% Zn, 0.46 g/t Au, and 0.34% Cu at the 324 m elevation;

  Hole ZK51S16W102 intersected a 2.02 m interval (2.00 m true width) of vein S16W1 grading 461 g/t Ag, 4.79% Pb, 1.76% Zn, 0.02 g/t Au, and 0.06% Cu at the 560 m elevation, which includes a 0.77 m interval (0.76 m true width) grading 1,031 g/t Ag, 12.53% Pb, 4.56% Zn, 0.05 g/t Au, and 0.15% Cu at the 560 m elevation;

  Hole ZK02AS7_208 intersected a 1.25 m interval (0.74 m true width) of vein S7_2 grading 916 g/t Ag, 23.18% Pb, 0.54% Zn, 0.11 g/t Au, and 0.13% Cu at the 199 m elevation; and

  Hole ZK01BS7-1004 intersected a 1.19 m interval (1.01 m true width) of vein S7_1 grading 591 g/t Ag, 24.12% Pb, 1.79% Zn, 0.11 g/t Au, and 0.08% Cu at the 285 m elevation.

Surface and Underground Drilling Intersects Newly-Discovered Gold Veins in the North and Northeast Sides of the Resource Area

Exploratory surface drilling and underground drilling in the north and northeast sides of the resource area at the SGX mine discovered gold veins S16W, S18E, S7-2E, S7_2, S74, S74a, and S75. Gold mineralization in Ag-Pb-Zn veins, such as S16W, seems to be an earlier phase of mineralization which has been overprinted by Ag-Pb-Zn mineralization. Depending on the degree of overprint, gold grades in the Ag-Pb-Zn veins may vary substantially.

  Surface hole ZKDB72S16W02 intersected a 0.48 m interval from 186.22 m to 186.7 m (0.32 m true width) of vein S74 grading 1,048 g/t Ag, 0.50% Pb, 1.67% Zn, 24.45 g/t Au, and 0.02% Cu at the 534 m elevation;

  Underground hole ZK74S16W1004 intersected a 0.62 m interval (0.41 m true width) of vein S74, grading 21 g/t Ag, 5.88% Pb, 6.05% Zn, 5.06 g/t Au, and 0.15% Cu at the 244 m elevation; and

  Surface hole ZKDB34AS8001 intersected a 1.10 m interval from 107.51 m to 108.61 m (0.69 m true width) of vein S75 grading 8 g/t Ag, 0.22% Pb, 0.33% Zn, 4.97 g/t Au, and 0.01% Cu at the 699 m elevation.

Table 1: Selected intercepts from the 2021 exploration programs at the SGX mine

Hole ID	From (m)	To (m)	Elevation (m)	Interval (m)	True Width (m)	Ag (g/t)	Pb (%)	Zn (%)	Au (g/t)	Cu (%)	Vein	Ore Type
ZK00S7_2001	136.44	137.30	230	0.86	0.65	88	3.53	1.83	0.09	0.02	S7_1E	Ag-Pb-Zn
ZK00S7_2001	152.84	153.67	221	0.83	0.63	99	1.96	0.32	0.07	0.01	S7_1	Ag-Pb-Zn
ZK01BS7_1001	34.83	35.16	300	0.33	0.29	379	9.09	0.89	0.14	0.36	S16W	Ag-Pb-Zn
ZK01BS7_1001	121.66	122.14	283	0.48	0.44	812	0.60	0.13	0.10	0.75	S7_1	Ag-Pb-Zn
ZK01BS7_1002	135.85	137.27	255	1.42	1.20	40	0.53	3.77	0.01	0.05	S7_1	Ag-Pb-Zn
ZK01BS7_1007	122.44	123.25	291	0.81	0.73	51	3.54	2.57	0.01	0.05	S7_1	Ag-Pb-Zn
ZK01BS7_1010	101.30	101.96	282	0.66	0.59	164	0.10	5.54	0.03	0.02	S7_1E	Ag-Pb-Zn
ZK01BS7_1010	120.50	121.28	278	0.78	0.75	905	6.92	0.57	0.07	0.17	S7_1	Ag-Pb-Zn
ZK01BS7_1014	47.88	49.01	298	1.13	1.01	46	1.11	2.47	0.05	0.04	S16W	Ag-Pb-Zn
ZK01BS7-1004	122.01	123.20	285	1.19	1.01	591	24.12	1.79	0.11	0.08	S7_1	Ag-Pb-Zn
ZK01BS8E001	95.80	96.56	260	0.76	0.68	143	0.06	0.09	0.03	0.06	S8E1	Ag-Pb-Zn
ZK01S18002	114.04	114.57	563	0.53	0.47	282	10.57	0.88	0.01	0.06	S33	Ag-Pb-Zn
ZK01S7_1002	133.61	135.22	283	1.61	1.23	52	2.30	0.54	0.01	0.01	S7_1	Ag-Pb-Zn
ZK01S7_1005	24.75	26.09	302	1.34	1.32	202	1.00	0.42	0.00	0.07	S16E	Ag-Pb-Zn
ZK02AS16W03	63.38	65.08	238	1.70	1.22	471	5.36	0.10	0.13	0.05	S16W	Ag-Pb-Zn
ZK02AS7_201	43.61	45.67	472	2.06	1.15	290	0.12	2.17	0.05	0.03	S7_2	Ag-Pb-Zn
ZK02AS7_208	78.17	79.42	199	1.25	0.74	916	23.18	0.54	0.11	0.13	S7_2	Ag-Pb-Zn
ZK04AS7_202	89.92	91.68	428	1.76	1.70	55	2.03	1.49	0.04	0.03	S7_2	Ag-Pb-Zn
ZK04AS7_203	106.44	107.45	414	1.01	0.95	98	1.66	0.26	0.03	0.02	S7W	Ag-Pb-Zn
ZK06AS14_203	7.10	7.95	260	0.85	0.84	189	0.85	0.47	0.29	0.09	S31E	Ag-Pb-Zn
ZK06AS14_204	50.57	51.39	251	0.82	0.31	573	12.78	3.74	0.18	0.08	S14_2	Ag-Pb-Zn
ZK06AS14_206	49.20	49.88	236	0.68	0.29	420	15.73	2.84	0.05	0.06	S14_2	Ag-Pb-Zn
ZK06AS7001	92.00	92.33	256	0.33	0.13	416	11.94	0.20	0.04	0.44	S7	Ag-Pb-Zn
ZK06AS7003	101.33	102.58	189	1.25	0.28	551	7.19	0.50	0.04	0.45	S7E2	Ag-Pb-Zn
ZK06S1402	8.56	9.12	262	0.56	0.55	939	6.48	2.54	2.40	0.05	S14_1	Ag-Pb-Zn
ZK06S1402	41.63	42.73	252	1.10	1.01	119	0.36	0.23	0.10	0.28	S14	Ag-Pb-Zn
ZK06S1403	10.59	11.13	262	0.54	0.52	210	1.85	1.44	0.22	0.03	S14_1	Ag-Pb-Zn
ZK06S1403	43.75	44.49	254	0.74	0.55	481	0.83	0.06	0.23	0.25	S14	Ag-Pb-Zn
ZK06S18E005	314.97	315.53	282	0.56	0.50	142	0.31	0.40	3.75	0.02	S18E	Au
ZK06S18E009	4.46	5.05	452	0.59	0.57	154	0.31	0.61	0.13	0.02	S14E1	Ag-Pb-Zn
ZK06S18E009	127.62	128.28	406	0.66	0.62	320	0.14	0.18	1.73	0.01	S35	Ag-Pb-Zn
ZK06S18E009	243.91	245.21	362	1.30	1.22	8	0.01	0.01	2.09	0.01	S18	Au
ZK06S8005	100.74	102.50	187	1.76	1.26	258	14.88	1.52	0.10	0.03	S8W2	Ag-Pb-Zn
ZK06S8005	160.00	161.08	142	1.08	0.76	72	1.22	2.84	0.11	0.08	S8	Ag-Pb-Zn
ZK06S8011	132.20	132.88	167	0.68	0.61	57	5.10	0.75	0.01	0.02	S8	Ag-Pb-Zn
ZK06S8W201	142.84	143.17	157	0.33	0.22	45	6.06	6.70	0.01	0.09	S8W	Ag-Pb-Zn
ZK06S8W201	148.77	149.80	152	1.03	0.68	112	3.47	0.44	0.07	0.18	S8	Ag-Pb-Zn
ZK08AS31001	39.64	40.57	256	0.93	0.84	234	2.74	2.83	0.08	0.05	S31E	Ag-Pb-Zn
ZK08AS31002	7.29	7.55	261	0.26	0.21	369	7.78	0.43	0.29	1.92	S14	Ag-Pb-Zn
ZK08AS31002	12.92	13.27	260	0.35	0.28	404	7.29	0.37	0.24	0.23	S14W	Ag-Pb-Zn

ZK08AS31003	6.01	6.66	261	0.65	0.63	118	2.57	0.15	0.02	0.12	S14	Ag-Pb-Zn
ZK08AS31003	43.46	44.06	244	0.60	0.60	463	2.21	6.91	0.29	0.06	S31E	Ag-Pb-Zn
ZK08AS31004	8.84	10.10	259	1.26	1.06	210	11.39	0.30	0.05	0.08	S14	Ag-Pb-Zn
ZK08AS31005	70.20	71.09	242	0.89	0.63	164	0.18	0.42	0.09	0.01	S31	Ag-Pb-Zn
ZK08AS31006	40.08	41.35	243	1.27	0.34	132	2.43	6.24	0.12	0.05	S31E	Ag-Pb-Zn
ZK08AS31006	56.94	57.83	235	0.89	0.81	679	6.99	1.13	0.48	0.01	S14_2	Ag-Pb-Zn
ZK08AS31007	10.60	11.65	259	1.05	0.71	904	20.38	0.77	0.10	0.24	S14	Ag-Pb-Zn
ZK08AS31007	33.48	34.59	250	1.11	0.85	111	0.62	2.30	0.13	0.09	S14_2	Ag-Pb-Zn
ZK08AS31008	13.63	15.95	260	2.32	0.99	141	3.22	0.86	0.01	0.11	S14	Ag-Pb-Zn
ZK08AS31009	18.18	21.01	253	2.83	2.19	76	2.22	0.57	0.05	0.06	S14	Ag-Pb-Zn
ZK08AS31009	123.43	124.01	193	0.58	0.45	603	23.83	2.69	0.05	0.06	S31E	Ag-Pb-Zn
ZK08AS31010	17.25	17.79	260	0.54	0.46	154	4.19	0.43	0.24	0.07	S14_1	Ag-Pb-Zn
ZK08AS31011	11.62	12.81	255	1.19	0.94	146	5.09	0.30	0.12	0.29	S14	Ag-Pb-Zn
ZK08AS31011	15.26	15.94	253	0.68	0.54	853	22.40	0.43	0.26	0.07	S14W	Ag-Pb-Zn
ZK08AS31012	9.74	10.29	258	0.55	0.49	211	7.35	0.26	0.11	0.33	S14	Ag-Pb-Zn
ZK08AS31012	83.30	84.30	220	1.00	0.89	107	1.54	0.11	0.11	0.01	S31	Ag-Pb-Zn
ZK08AS31012	95.80	96.84	213	1.04	0.93	58	1.38	1.21	0.12	0.02	S6E1	Ag-Pb-Zn
ZK08AS31014	40.05	40.84	235	0.79	0.60	91	1.52	12.42	0.11	0.02	S31E	Ag-Pb-Zn
ZK08S18E10	70.70	71.67	379	0.97	0.88	36	0.12	0.28	2.78	0.01	S18E	Au
ZK08S18E11	81.41	82.19	342	0.78	0.63	10	0.01	0.02	2.88	0.00	S18Ea	Au
ZK08S18E11	93.84	94.88	333	1.04	0.83	10	0.02	0.02	1.80	0.00	S18E	Au
ZK10AS7W001	121.27	122.40	321	1.13	0.74	1,049	1.24	0.87	0.11	0.11	S7W1	Ag-Pb-Zn
ZK10AS7W001	149.51	150.52	313	1.01	0.67	256	2.86	0.43	0.00	0.02	S7W	Ag-Pb-Zn
ZK10S3103	2.48	3.43	262	0.95	0.78	244	1.87	0.38	0.21	0.10	S14	Ag-Pb-Zn
ZK10S3103	90.61	91.12	213	0.51	0.37	431	2.08	3.80	1.60	0.06	S31E	Ag-Pb-Zn
ZK10S3104	6.36	6.92	263	0.56	0.53	259	0.10	0.14	0.00	0.10	S14	Ag-Pb-Zn
ZK10S3105	4.75	5.48	263	0.73	0.54	436	1.19	0.64	0.00	0.37	S14	Ag-Pb-Zn
ZK10S3105	18.61	19.25	259	0.64	0.47	609	19.64	0.36	0.27	0.06	S14W	Ag-Pb-Zn
ZK11AS8008	238.87	241.71	137	2.84	1.16	100	11.80	0.30	0.01	0.05	S8	Ag-Pb-Zn
ZK11AS8009	303.01	303.75	39	0.74	0.57	337	2.23	0.49	0.32	0.03	S8	Ag-Pb-Zn
ZK12S21001	45.12	46.11	326	0.99	0.83	196	0.62	0.56	0.21	0.03	S21	Ag-Pb-Zn
ZK12S21002	48.68	49.60	321	0.92	0.39	534	12.58	0.94	0.50	0.12	S21	Ag-Pb-Zn
ZK13AS1901	118.37	122.31	599	3.94	3.45	81	0.67	3.02	0.45	0.03	S19W	Ag-Pb-Zn
ZK15S1905	107.45	108.07	598	0.62	0.56	324	14.80	1.52	0.03	0.03	S19	Ag-Pb-Zn
ZK16S1W301	15.74	16.83	139	1.09	0.79	113	1.74	0.36	0.17	0.06	S2W2	Ag-Pb-Zn
ZK16S1W301	86.71	87.64	121	0.93	0.72	528	0.74	6.85	0.70	0.13	S1W2	Ag-Pb-Zn
ZK16S1W301	156.02	156.91	103	0.89	0.70	239	1.29	0.60	0.23	0.13	S1W3	Ag-Pb-Zn
ZK16S7_201	59.90	62.06	437	2.16	1.23	257	0.49	13.13	0.79	0.11	S16W	Ag-Pb-Zn
ZK16S7_202	16.46	17.58	478	1.12	0.91	51	4.54	1.08	0.04	0.01	S16E	Ag-Pb-Zn
ZK16S7_204	86.41	87.66	414	1.25	0.47	288	1.85	1.87	0.34	0.03	S16E	Ag-Pb-Zn
ZK16S7407	51.22	52.14	444	0.92	0.75	1,376	13.43	1.07	0.37	0.21	S16W	Ag-Pb-Zn
ZK16S7408	101.53	104.46	485	2.93	1.03	18	0.48	0.76	1.22	0.00	S16W	Au
ZK18AS2W205	5.33	6.50	300	1.17	0.84	40	2.08	2.81	0.01	0.02	S1W3	Ag-Pb-Zn
ZK18S7407	173.26	174.04	279	0.78	0.75	148	3.29	6.12	0.33	0.18	S16W	Ag-Pb-Zn
ZK18S7408	164.52	165.78	247	1.26	1.26	12	4.89	0.44	0.03	0.03	S16W	Ag-Pb-Zn
ZK4AS18E01	199.09	199.45	135	0.36	0.30	28	0.66	0.49	1.39	0.01	S18E	Au
ZK4AS7001	27.38	28.50	447	1.12	1.07	362	12.33	0.76	0.10	0.07	S7	Ag-Pb-Zn
ZK4AS7002	24.30	24.91	442	0.61	0.61	742	11.12	1.62	0.10	0.04	S7	Ag-Pb-Zn
ZK4AS7004	30.56	31.85	445	1.29	1.22	121	3.41	0.33	0.06	0.01	S7	Ag-Pb-Zn

ZK50S2904	136.14	137.55	436	1.41	1.30	83	1.76	0.10	0.01	0.01	S14	Ag-Pb-Zn
ZK50S2904	195.15	197.83	428	2.68	2.48	309	1.19	3.14	0.01	0.04	S29	Ag-Pb-Zn
ZK51BS16W103	68.78	70.69	559	1.91	1.61	68	0.26	6.09	0.03	0.03	S16W1	Ag-Pb-Zn
ZK51S16W06	49.66	50.51	258	0.85	0.83	702	11.02	0.33	0.30	0.99	S7E2	Ag-Pb-Zn
ZK51S16W06	53.52	54.20	258	0.68	0.66	334	1.80	0.12	0.06	0.02	S7E2a	Ag-Pb-Zn
ZK51S16W06	55.63	56.32	258	0.69	0.67	115	1.18	0.36	0.02	0.06	S7	Ag-Pb-Zn
ZK51S16W06	83.42	84.51	254	1.09	1.05	112	4.92	0.14	0.03	0.04	S7_2	Ag-Pb-Zn
ZK51S16W102	54.84	56.86	560	2.02	2.00	461	4.79	1.76	0.02	0.06	S16W1	Ag-Pb-Zn
incl.	56.09	56.86	560	0.77	0.76	1,031	12.53	4.56	0.05	0.15	S16W1	Ag-Pb-Zn
ZK51S2907	192.14	193.31	292	1.17	1.03	223	1.05	0.23	0.01	0.07	S29	Ag-Pb-Zn
ZK51S2910	85.25	86.02	415	0.77	0.61	163	0.27	1.22	0.05	0.02	S30W	Ag-Pb-Zn
ZK53S16W04	56.98	58.80	257	1.82	1.49	329	7.06	0.36	0.03	0.29	S7E2	Ag-Pb-Zn
ZK53S16W04	78.42	79.40	254	0.98	0.79	178	5.20	0.72	0.16	0.12	S7a	Ag-Pb-Zn
ZK53S16W101	60.50	61.02	550	0.52	0.46	225	2.40	5.04	0.05	0.02	S16W1	Ag-Pb-Zn
ZK53S16W102	59.92	63.00	561	3.08	2.51	119	2.95	10.01	0.03	0.04	S16W1	Ag-Pb-Zn
incl.	60.69	61.45	560	0.76	0.62	228	9.52	19.04	0.03	0.09	S16W1	Ag-Pb-Zn
ZK53S2910	151.20	153.25	392	2.05	2.05	423	18.19	8.29	0.01	0.03	S29	Ag-Pb-Zn
incl.	151.90	152.74	392	0.84	0.84	962	43.55	19.39	0.01	0.05	S29	Ag-Pb-Zn
ZK53S2911	154.26	155.13	387	0.87	0.83	54	0.06	5.46	0.05	0.02	S29	Ag-Pb-Zn
ZK53S2912	153.81	155.35	387	1.54	1.54	261	2.73	8.97	0.01	0.07	S29	Ag-Pb-Zn
ZK53S2913	158.44	159.40	370	0.96	0.60	168	0.13	1.88	0.03	0.03	S29	Ag-Pb-Zn
ZK55S16W01	85.07	87.42	250	2.35	1.57	151	2.06	0.32	0.02	0.05	S7E2	Ag-Pb-Zn
ZK55S16W01	112.36	114.73	245	2.37	2.10	260	6.09	0.32	0.04	0.17	S7_2	Ag-Pb-Zn
ZK55S2903	73.38	74.23	479	0.85	0.35	91	4.31	0.85	0.01	0.01	S37	Ag-Pb-Zn
ZK562901	85.99	86.78	338	0.79	0.75	42	3.01	1.49	0.05	0.02	S29	Ag-Pb-Zn
ZK562903	18.27	18.94	350	0.67	0.52	71	0.13	6.07	0.05	0.01	S14_1	Ag-Pb-Zn
ZK562905	109.16	110.71	324	1.55	1.44	254	4.79	7.95	0.03	0.08	S29	Ag-Pb-Zn
incl.	109.16	109.90	316	0.74	0.69	469	9.73	15.33	0.03	0.15	S29	Ag-Pb-Zn
ZK57S37W02	168.49	169.00	483	0.51	0.29	3	0.01	0.01	3.09	0.02	S30	Au
ZK60AS16W001	96.35	97.14	323	0.79	0.59	145	0.35	0.38	0.09	0.14	S16E	Ag-Pb-Zn
ZK60AS16W001	100.09	100.65	322	0.56	0.42	56	3.38	5.15	0.03	0.03	S21W1	Ag-Pb-Zn
ZK60AS16W001	110.99	112.84	318	1.85	1.77	42	0.40	2.59	0.66	0.02	S16W	Ag-Pb-Zn
ZK60S16W002	108.10	110.29	324	2.19	1.54	963	2.84	0.34	0.25	0.18	S21W1	Ag-Pb-Zn
incl.	108.10	109.18	324	1.08	0.76	1,841	5.63	0.60	0.46	0.34	S21W1	Ag-Pb-Zn
ZK62S16W001	105.20	107.21	340	2.01	1.96	155	0.21	0.17	5.12	0.09	S16W	Au
ZK62S16W002	104.90	106.70	322	1.80	1.78	106	0.88	1.47	0.72	0.03	S16W	Ag-Pb-Zn
ZK62S16W003	105.57	107.66	338	2.09	2.07	183	2.72	7.12	0.98	0.04	S16W	Ag-Pb-Zn
ZK62S16W004	104.72	108.83	318	4.11	4.05	157	1.15	2.26	0.64	0.07	S16W	Ag-Pb-Zn
ZK64AS16W003	1.81	2.41	353	0.60	0.46	301	18.27	1.06	0.11	0.05	S16E	Ag-Pb-Zn
ZK64S16W005	100.32	101.57	321	1.25	1.25	141	1.86	0.63	24.28	0.02	S16W	Au
ZK64S16W008	21.20	21.88	349	0.68	0.42	438	0.73	2.77	0.23	0.13	S21Wa2	Ag-Pb-Zn
ZK64S16W008	106.87	108.63	328	1.76	1.09	42	4.63	2.27	0.14	0.01	S16W	Ag-Pb-Zn
ZK64S16W009	104.52	105.44	329	0.92	0.87	90	2.68	0.06	0.31	0.02	S16W	Ag-Pb-Zn
ZK64S16W010	101.19	102.24	331	1.05	1.02	392	2.69	1.24	0.20	0.15	S21W1	Ag-Pb-Zn
ZK66AS16W001	1.68	3.41	353	1.73	0.99	214	11.53	0.60	0.05	0.03	S16E	Ag-Pb-Zn
ZK66AS16W001	65.25	69.09	331	3.84	3.66	103	0.46	0.96	0.20	0.09	S16W	Ag-Pb-Zn
ZK66AS16W003	2.57	3.26	352	0.69	0.64	259	11.34	1.11	0.12	0.05	S16E	Ag-Pb-Zn
ZK66S16W001	58.48	59.70	342	1.22	1.15	237	0.06	0.19	0.06	0.30	S16W	Ag-Pb-Zn
ZK66S16W004	3.00	4.30	352	1.30	1.21	67	0.66	0.10	0.66	0.02	S16E	Ag-Pb-Zn

ZK66S16W004	65.71	66.64	318	0.93	0.90	20	0.08	0.05	1.77	0.00	S16W	Au
ZK68S16W001	3.75	4.27	353	0.52	0.35	395	15.72	2.15	0.09	0.09	S16E	Ag-Pb-Zn
ZK68S16W001	72.74	77.03	334	4.29	3.46	37	0.69	0.37	0.96	0.03	S16W	Au
ZK68S16W002	2.02	4.67	352	2.65	1.78	187	4.93	0.42	0.02	0.04	S16E	Ag-Pb-Zn
incl.	4.13	4.67	352	0.54	0.36	602	23.74	1.39	0.05	0.10	S16E	Ag-Pb-Zn
ZK68S16W002	72.00	74.47	321	2.47	2.22	68	4.47	0.18	0.20	0.03	S16W	Ag-Pb-Zn
ZK6AS14_1003	24.61	25.43	248	0.82	0.56	267	0.13	2.07	0.71	0.04	S14_1	Ag-Pb-Zn
ZK6AS14_2001	10.79	11.99	256	1.20	0.24	278	4.33	2.59	0.12	0.04	S14_2	Ag-Pb-Zn
ZK6AS18E01	144.35	144.64	150	0.29	0.19	14	0.01	0.02	3.26	0.01	S18	Au
ZK70S16W201	161.83	163.40	364	1.57	1.22	85	0.28	0.09	0.58	0.01	S16Ea2	Ag-Pb-Zn
ZK72S16E805	31.00	31.85	475	0.85	0.56	25	5.78	0.43	0.01	0.01	S16E8	Ag-Pb-Zn
ZK73S32002	112.61	113.11	504	0.50	0.46	73	0.26	4.94	0.05	0.06	S32	Ag-Pb-Zn
ZK74S16W1004	79.75	81.39	276	1.64	1.62	8	0.17	0.46	3.18	0.01	S16E2	Au
ZK74S16W1004	173.10	173.72	244	0.62	0.41	21	5.88	6.05	5.06	0.15	S74	Au
ZK74S16W07	177.53	180.03	200	2.50	2.21	20	0.46	1.07	25.02	0.03	S16W	Au/Ag-Pb-Zn
incl.	177.53	178.40	200	0.87	0.77	40	1.02	2.62	70.80	0.04	S16W	Au/Ag-Pb-Zn
ZK75S32001	118.87	120.64	503	1.77	1.73	78	0.18	8.20	0.03	0.17	S32	Ag-Pb-Zn
ZK75S32002	113.04	113.77	504	0.73	0.66	13	4.14	0.47	0.05	0.01	S32	Ag-Pb-Zn
ZK8AS18E01	98.38	99.04	186	0.66	0.36	205	1.05	0.96	4.66	0.01	S33E	Au
ZK93S28004	286.22	288.09	206	1.87	1.10	121	0.91	0.40	0.01	0.03	S28	Ag-Pb-Zn
ZK9AS8007	204.16	205.50	141	1.34	0.88	54	1.05	0.16	0.01	1.32	S8	Ag-Pb-Zn
ZKDB100S16W01	274.82	275.50	331	0.68	0.63	8	0.01	0.02	1.84	0.01	S16W6	Au
ZKDB101S3202	82.19	83.43	749	1.24	1.05	90	1.09	0.04	0.11	0.37	S26W	Ag-Pb-Zn
ZKDB13AS1901	241.31	243.60	623	2.29	2.23	29	0.13	7.07	0.01	0.02	S7_3	Ag-Pb-Zn
ZKDB16S21W01	153.01	155.94	646	2.93	2.52	268	0.28	0.68	0.17	0.02	S21	Ag-Pb-Zn
ZKDB16S21W01	189.27	190.69	645	1.42	1.16	108	0.36	5.17	0.05	0.05	S21W	Ag-Pb-Zn
ZKDB16S21W02	134.04	136.76	673	2.72	2.49	267	0.68	1.33	0.09	0.02	S21	Ag-Pb-Zn
ZKDB16S21W02	164.20	164.96	650	0.76	0.71	201	0.33	1.90	0.05	0.06	S21W	Ag-Pb-Zn
ZKDB16S21W04	158.48	159.00	676	0.52	0.48	277	0.79	0.35	0.03	0.04	S21W	Ag-Pb-Zn
ZKDB16S21W06	187.92	188.85	618	0.93	0.73	48	3.45	2.27	0.03	0.02	S21W	Ag-Pb-Zn
ZKDB18S21W02	124.44	125.34	650	0.90	0.69	61	0.19	3.23	0.13	0.03	S21Wa	Ag-Pb-Zn
ZKDB18S21W03	67.34	68.54	709	1.20	1.15	116	0.16	0.42	0.34	0.01	S21	Ag-Pb-Zn
ZKDB23S7_101	173.85	175.80	640	1.95	0.78	78	3.70	2.19	0.01	0.01	S19	Ag-Pb-Zn
ZKDB26AS1102	15.43	16.70	844	1.27	1.17	147	0.14	0.10	0.04	0.03	S10	Ag-Pb-Zn
ZKDB26AS11E001	64.73	65.88	801	1.15	0.77	36	2.45	0.26	3.87	0.07	S10	Au
ZKDB26AS11E001	383.80	386.02	535	2.22	0.73	11	0.37	0.13	2.25	0.01	S11E1	Au
ZKDB28S11002	155.26	156.02	732	0.76	0.61	227	0.07	0.27	0.03	0.04	S10E	Ag-Pb-Zn
ZKDB28S11002	158.95	160.31	730	1.36	1.09	107	0.16	0.04	0.64	0.01	S10E1	Ag-Pb-Zn
ZKDB28S11002	247.17	247.88	667	0.71	0.41	11	0.24	0.08	6.16	0.01	S11W	Au
ZKDB28S11E004	247.67	248.79	643	1.12	0.52	5	0.18	0.04	2.06	0.01	S11	Au
ZKDB32S16W601	16.23	17.28	551	1.05	0.79	7	0.02	0.05	1.77	0.00	S14Ea	Au
ZKDB34AS7_2E01	140.18	141.33	676	1.15	0.72	32	1.15	2.96	1.42	0.03	S74a	Au
ZKDB34AS7_2E01	247.45	248.73	588	1.28	1.11	9	0.51	0.59	4.12	0.01	S7_2E	Au
ZKDB34AS8001	107.51	108.61	699	1.10	0.69	8	0.22	0.33	4.97	0.01	S75	Au
ZKDB34AS8001	199.05	200.66	618	1.61	1.02	12	0.33	0.24	2.55	0.01	S74	Au
ZKDB34AS8001_1	113.03	113.58	692	0.55	0.33	0	0.05	0.07	2.24	0.01	S75	Au
ZKDB34AS8002	122.68	122.99	711	0.31	0.26	10	0.04	0.05	3.52	0.00	S7_2b	Au
ZKDB34AS8002	167.14	168.54	681	1.40	1.18	0	0.06	0.11	2.41	0.00	S74	Au

ZKDB34AS8004	228.14	229.73	612	1.59	1.24	4	0.24	0.26	2.25	0.00	S7_2E	Au
ZKDB34S7_201	206.10	206.86	638	0.76	0.58	6	0.14	0.08	1.93	0.01	S74	Au
ZKDB34S7_202	108.51	110.00	702	1.49	0.92	9	0.12	1.27	1.25	0.01	S75	Au
ZKDB34S7_202	229.90	230.87	602	0.97	0.68	11	0.46	0.43	2.89	0.01	S7_2E	Au
ZKDB36AS7_2001	369.84	371.57	438	1.73	0.59	8	0.30	0.47	1.52	0.01	S74	Au
ZKDB36AS8001	161.25	163.08	677	1.83	1.39	5	0.07	0.08	3.44	0.00	S74	Au
ZKDB36S8_101	98.96	99.32	723	0.36	0.29	5	0.27	0.16	4.91	0.01	S75	Au
ZKDB72S16W01	291.40	292.69	442	1.29	0.79	90	11.57	0.40	0.01	0.01	S16E8	Ag-Pb-Zn
ZKDB72S16W01	301.76	303.01	433	1.25	0.77	92	5.13	1.02	0.10	0.03	S16W	Ag-Pb-Zn
ZKDB72S16W02	186.22	186.70	534	0.48	0.32	1,048	0.50	1.67	24.45	0.02	S74	Au
ZKDB72S16W02	282.25	283.06	441	0.81	0.51	112	0.74	1.97	0.13	0.03	S16E	Ag-Pb-Zn
ZKDB79S3203	66.75	69.89	774	3.14	1.71	113	0.85	0.79	0.01	0.06	S32	Ag-Pb-Zn
ZKDB8AS2102	158.49	160.57	678	2.08	1.40	169	1.18	0.39	0.04	0.02	S21	Ag-Pb-Zn
ZKDB8AS2102	261.93	264.61	587	2.68	1.61	770	2.13	0.49	0.13	0.03	S16E2	Ag-Pb-Zn
incl.	261.93	263.50	587	1.57	0.94	1,249	3.60	0.80	0.20	0.05	S16E2	Ag-Pb-Zn
ZKDB8S2103	97.08	98.72	750	1.64	1.29	37	1.79	1.68	0.07	0.02	S21	Ag-Pb-Zn
ZKDB8S2104	126.31	127.32	715	1.01	0.70	178	0.89	7.65	0.04	0.07	S21	Ag-Pb-Zn
ZKDB97S3201	105.80	106.20	727	0.40	0.31	120	4.01	7.60	0.01	0.01	S32	Ag-Pb-Zn
ZKDBS233A01	260.66	261.79	642	1.13	1.10	273	1.39	0.31	0.05	0.05	S23	Ag-Pb-Zn

Tunneling Programs at the SGX Mine

In addition to the drilling program, 11,958 m of exploration drift tunneling were developed at the SGX mine during this period. The exploration tunneling, comprised of drifting, cross-cutting and raising, was driven along and across major mineralized vein structures to upgrade the drill defined mineral resources and test for new parallel and splay structures. The results of the exploration tunneling are summarized in the following table.

Major Target Veins	Elevation (m)	Total Tunneling (m)	Channel Samples Collected	Drift Included (m)	Total Mineralization Exposed by Drifts [1]
					Length (m)	True Width (m)	Ag (g/t)	Pb (%)	Zn (%)
S1W2, S1W3, S1W5, S2, S2W, S2W2, S6, S7, S7_1, S7_2, S8, S8E, S14, S14_1, S14_2, S18E, S19, S32, S33, S37W	100-640	23,574	8,577	11,958	4,139	0.61	400	5.83	3.01

[1] Mineralization is defined by silver equivalent value (AgEq) greater than or equal to 145 g/t at the SGX mine.
(Formula used for AgEq calculation: AgEq = Ag g/t + 35.63 * (Pb% + Cu%) + 22.45 * Zn% + 79.63 * Au g/t)

Highlights of selected mineralized zones exposed in the drift tunnels:

  Drift Tunnel XPD-S37W-520-3ASYM exposed mineralization 30 m long and 1.02 m wide (true width) grading 961 g/t Ag, 19.71% Pb and 5.13% Zn within vein S37W at the 520 m level;

  Drift Tunnel CM105-S2SJ-S2-140-16CL exposed mineralization 55 m long and 0.82 m wide (true width) grading 1,271 g/t Ag, 10.54% Pb and 1.19% Zn within vein S2 at the 140 m level;

  Drift Tunnel CM105-S2SJ-S2W2-100-12ANYM exposed mineralization 45 m long and 0.99 m wide (true width) grading 732 g/t Ag, 11.63% Pb and 3.03% Zn within vein S2W2 at the 100 m level;

  Drift Tunnel CM105-S2SJ-S1W5-220-12ANYM exposed mineralization 25 m long and 0.79 m wide (true width) grading 1,290 g/t Ag, 3.85% Pb and 10.53% Zn within vein S1W5 at the 220 m level;

  Drift Tunnel CM105-S2SJ-S1W5-180-12ANYM exposed mineralization 25 m long and 0.75 m wide (true width) grading 1,147 g/t Ag, 7.43% Pb and 9.96% Zn within vein S1W5 at the 180 m level; and

  Drift Tunnel PD16-S6-110-4ANYM exposed mineralization 100 m long and 0.89 m wide (true width) grading 673 g/t Ag, 8.20% Pb and 2.12% Zn within vein S6 at the 110 m level.

Table 2: Selected mineralized zones exposed by drift tunneling at the SGX mine

Tunnel ID	Vein	Elevation (m)	Ore Length (m)	True Width (m)	Ag (g/t)	Pb (%)	Zn (%)	Au (g/t)	Cu (%)
CM105-S2SJ-S1W2-220-12ANYM	S1W2	220	60	0.39	382	6.67	1.11	0.05	0.01
CM105-S2SJ-S1W2-220-12ASYM	S1W3	220	35	0.36	191	3.65	3.74	0.00	0.00
CM105-S2SJ-S1W2-180-12ANYM	S1W3	180	29	0.41	63	2.08	3.41	0.00	0.00
CM105-S2SJ-S1W2-180-12ASYM	S1W3	180	15	0.28	298	8.67	7.01	0.00	0.00
CM105-S2SJ-S1W3-140-12SYM	S1W3	140	20	0.38	286	9.15	6.45	0.00	0.00
CM105-S2SJ-S1W3-140-12NYM	S1W3	140	14	0.36	1,634	18.79	7.74	0.00	0.00
CM105-S2SJ-S1W5-260-12ANYM	S1W5	260	40	0.50	950	4.46	10.29	0.00	0.00
CM105-S2SJ-S1W5-220-12ANYM	S1W5	220	25	0.79	1,290	3.85	10.53	0.02	0.25
CM105-S2SJ-S1W5-220-12ASYM	S1W5	220	20	0.71	631	2.65	6.30	0.02	0.11
CM105-S2SJ-S1W5-180-12ASYM	S1W5	180	30	0.67	1,049	3.09	4.26	0.00	0.00
CM105-S2SJ-S1W5-180-12ANYM	S1W5	180	25	0.75	1,147	7.43	9.96	0.00	0.00
CM105-S2SJ-S2W-140-12ASYM	S2	140	15	1.11	160	3.53	0.60	0.00	0.00
CM105-S2SJ-S2-140-16CL	S2	140	55	0.82	1,271	10.54	1.19	0.00	0.00
CM105-S2SJ-S2-100-12ASYM	S2	100	35	0.65	143	2.59	0.64	0.00	0.00
CM105-S2SJ-S2W-100-12ANYM	S2	100	55	0.82	368	4.81	1.27	0.00	0.01
CM105-S2SJ-S2W-260-S2CL	S2W	260	30	0.82	488	8.96	2.26	0.00	0.00
CM105-S2SJ-S2W-140-12ASYM	S2W	140	100	0.71	973	4.77	3.58	0.00	0.00

CM105-S2SJ-S2W-100-12ANYM	S2W	100	50	0.47	209	2.43	2.15	0.02	0.05
CM105-S2SJ-S2W-100-12ASYM	S2W	100	75	0.44	553	6.86	4.32	0.01	0.02
CM105-S2SJ-S2W2-100-12ANYM	S2W2	100	45	0.99	732	11.63	3.03	0.02	0.23
CM105-S2SJ-S2W2-100-12ASYM	S2W2	100	45	0.85	562	10.59	0.72	0.05	0.45
PD16-S6-110-4ANYM	S6	110	100	0.89	673	8.20	2.12	0.04	0.11
PD16-S6-110-4ASYM	S6	110	45	0.66	430	8.83	2.31	0.00	0.00
PD16-S6E1-350-6SYM	S6E1	350	115	0.50	683	4.62	4.80	0.00	0.00
PD16-S6E1-110-4ANYM	S6E1	110	25	0.27	556	10.22	10.52	0.00	0.00
CM105-S7-350-14CL	S7	360	45	0.48	303	6.17	0.59	0.00	0.00
CM105-S7-210-12CL	S7	210	83	1.25	192	7.38	1.06	0.00	0.00
XPD-S7-1-300-S3CL	S7_1	320	122	0.74	295	8.32	9.31	0.00	0.00
XPD-S7_1-110-5NYM	S7_1	110	50	0.84	54	1.83	5.21	0.00	0.00
XPD-S7_1-300-13ASYM	S7_1E	300	25	0.31	246	16.36	0.70	0.00	0.00
CM105-S7W-400-12SYM	S7_2	400	15	0.70	376	5.33	0.48	0.00	0.00
CM101-S7_2-160-2ASYM	S7_2	160	75	0.78	244	5.20	9.45	0.00	0.06
CM101-S7_2-110-2ANYM	S7_2	110	10	0.49	1,088	18.95	0.13	0.00	0.00
CM101-S7_2-110-2ANYM	S7_2	110	35	0.48	210	5.87	0.48	0.00	0.00
CM101-S7_2-110-2ASYM	S7_2	110	65	0.53	248	7.17	0.65	0.00	0.00
XPD-S7_3-300-15ANYM	S7_3a	300	15	0.46	158	0.51	1.89	0.00	0.00
CM105-S7a-400-54SYM	S7a	400	15	0.49	341	1.83	0.65	0.00	0.00
PD700-S8-640-19ASYM	S8	640	10	0.49	83	5.31	1.19	0.00	0.00
XPD-S8E-160-13ANYM	S8	160	37	0.70	599	8.22	0.36	0.00	0.00
PD700-S8E-610-19ASYM	S8E	610	15	0.47	269	13.58	0.67	0.00	0.00
XPD-S8E-260-7ASYM	S8E	260	70	0.59	360	2.87	2.06	0.00	0.00
XPD-S8E-210-15NYM	S8E	210	25	0.48	732	4.92	0.44	0.00	0.00
XPD-S8E-210-15SYM	S8E	210	55	0.69	375	5.16	0.61	0.00	0.02
XPD-S8E-160-13ANYM	S8E	160	44	0.49	269	4.94	0.36	0.00	0.00
CM101-S8W1-160-4ANYM	S8W	160	30	0.68	462	3.79	1.69	0.00	0.00
PD16-S14-210-2ANCL	S14	240	30	0.39	256	2.82	2.60	0.00	0.00
PD16-S14-210-2ASCL	S14	240	50	0.45	1,517	12.50	1.76	0.00	0.00
PD16-S14-110-8NCL	S14	140	40	0.67	538	11.95	1.87	0.00	0.00
PD16-S14-110-8SCL	S14	140	30	0.75	474	11.17	2.37	0.00	0.00
PD16-S14-110-4ANYM	S14	110	20	0.85	250	2.99	2.72	0.00	0.00
PD16-S14-110-4ASYM	S14	110	75	0.25	237	2.52	6.60	0.00	0.08
PD16-S14_1-260-8SYM	S14_1	260	45	0.56	315	6.76	2.05	0.00	0.00
PD16-S14_2-350-6NYM	S14_2	350	28	0.53	314	7.09	6.16	0.00	0.00
PD16-S14W-160-NYM	S14W	160	15	0.53	155	7.25	2.27	0.00	0.00
PD16-S14W-110-10NYM	S14W	110	25	0.42	153	1.09	2.16	0.00	0.00
YPD01-S16E-585-52SYM	S16E	585	10	0.44	496	8.17	3.18	0.00	0.00
CM101-S16E-450-60NYM	S16E	450	60	0.56	782	10.99	0.91	0.00	0.00
CM101-S16E2-450-60NYM	S16E	450	25	0.39	448	3.48	0.64	0.00	0.00
CM105-S16E2-300-14SYM	S16E	300	14	0.39	246	6.95	0.17	0.00	0.00
CM105-S16W-350-SYM	S16W	350	30	1.07	65	0.34	0.26	4.37	0.01
CM105-S16W-325-3CL	S16W	325	20	0.55	285	1.52	4.41	0.00	0.00
CM105-S16W-300-62CL	S16W	310	20	1.28	306	0.89	0.99	5.52	0.03
CM105-S16W-260-64NYM	S16W	260	45	0.72	106	1.29	3.09	0.16	0.08
CM105-S16W-210-70NYM	S16W	210	30	1.46	70	2.94	1.55	0.00	0.00
CM105-S18E-400-6ASYM	S18E	400	25	0.42	63	0.11	0.12	3.16	0.00
CM105-S18E-400-8ASYM	S18E	400	39	0.45	109	0.12	0.11	5.05	0.09
PD700-S19-610-13ASYM	S19	610	45	0.65	284	7.00	3.91	0.00	0.00

PD700-S19-570-13TJCL	S19	580	35	0.77	44	0.39	9.04	0.00	0.00
PD700-S19-400-13ASYM	S19	400	35	0.50	116	5.00	4.09	0.00	0.00
PD700-S19-400-15SYM	S19	400	115	0.63	431	5.04	6.16	0.00	0.00
CM101-S19-350-9ASYM	S19	350	40	0.63	291	5.65	2.56	0.00	0.00
CM101-S19-350-5NYM	S19	350	65	0.77	125	3.15	2.34	0.00	0.00
XPD-S19-300-9ASYM	S19	300	25	0.37	239	12.04	0.38	0.00	0.00
XPD-S19-300-S3CL	S19	300	28	0.64	182	7.92	5.23	0.00	0.00
XPD-S19-210-13ANYM	S19	210	60	0.87	137	4.74	0.79	0.00	0.00
CM105-S19-160-10SYM	S19	160	170	0.70	124	8.83	0.23	0.00	0.00
XPD-S19-160-13ASYM	S19	160	60	0.66	92	2.35	2.37	0.00	0.00
XPD-S19-110-5NYM	S19	110	45	0.43	39	2.77	4.67	0.00	0.00
XPD-S19-110-5SYM	S19	110	25	0.72	193	2.12	2.54	0.00	0.30
PD700-S19a-610-15ASYM	S19a	610	15	0.63	186	6.20	1.66	0.00	0.00
CM105-S21-490-16NYM	S21	490	58	0.68	230	5.47	1.14	0.00	0.00
CM105-S21-160-16NYM	S21	160	15	0.72	8	0.22	0.17	2.60	0.00
CM105-S21-490-14NYM	S21W	490	15	0.57	405	12.16	4.11	0.00	0.00
CM105-S21W1-330-2LK	S21W1	330	63	0.73	780	15.27	1.19	0.00	0.00
PD16-S31-160-4ASYM	S31	160	50	0.65	869	3.88	5.30	0.00	0.00
PD16-S31E-210-66NYM	S31E	210	25	0.69	497	5.82	4.33	0.00	0.00
PD16-S31E-110-68NYM	S31E	110	45	0.72	832	13.77	1.90	0.00	0.00
CM101-S32-640-75SYM	S32	640	65	0.71	659	2.26	3.95	0.03	0.68
CM102-S32-480-69TJLK	S32	495	60	0.92	64	1.97	8.08	0.00	0.00
CM101-S32-300-59SYM	S32	300	15	0.46	66	0.78	7.38	0.00	0.00
PD16-S35E-350-8NYM	S35E	350	15	0.29	368	2.55	1.25	0.97	0.03
PD16-S37-260-58NMW	S37	260	27	0.32	149	3.83	6.30	0.00	0.00
XPD-S37W-520-3ANYM	S37W	520	18	0.45	237	5.63	3.04	0.00	0.00
XPD-S37W-520-3ASYM	S37W	520	30	1.02	961	19.71	5.13	0.00	0.00
CM105-S2SJ-S39-300-8ANYM	S39	300	20	0.23	248	2.56	4.28	0.00	0.00
CM105-S2SJ-S1W5-260-12ASYM	S39	260	90	0.39	504	8.60	7.63	0.00	0.00
CM105-S2SJ-S39-260-12SYM	S39a	260	40	0.30	277	5.91	2.15	0.00	0.00

Quality Control

Drill cores are NQ size. Drill core samples, limited by apparent mineralization contacts or shear/alteration contacts, were split into halves by saw cutting. The half cores are stored in the Company's core shacks for future reference and checks, and the other half core samples are shipped in securely sealed bags to the Chengde Huakan 514 Geology and Minerals Test and Research Institute in Chengde, Hebei Province, China, 226 km northeast of Beijing, the Zhengzhou Nonferrous Exploration Institute Lab in Zhengzhou, Henan Province, China, and SGS in Tianjin, China. All the three labs are ISO9000 certified analytical labs. For analysis, the sample is dried and crushed to minus 1 mm and then split to a 200-300 g subsample which is further pulverized to minus 200 mesh. Two subsamples are prepared from the pulverized sample. One is digested with aqua regia for gold analysis with atomic absorption spectroscopy (AAS), and the other is digested with two-acids for analysis of silver, lead, zinc, and copper with AAS.

Channel samples are collected along sample lines perpendicular to the mineralized vein structure in exploration tunnels. Spacing between sampling lines is typically 5 m along strike. Both the mineralized vein and the altered wall rocks are cut by continuous chisel chipping.

Sample length ranges from 0.2 m to more than 1 m, depending on the width of the mineralized vein and the mineralization type. Channel samples are prepared and assayed with AAS at Silvercorp’s mine laboratory (Ying Lab) located at the mill complex in Luoning County, Henan Province, China. The Ying lab is officially accredited by the Quality and Technology Monitoring Bureau of Henan Province and is qualified to provide analytical services. The channel samples are dried, crushed and pulverized. A 200 g sample of minus 160 mesh is prepared for assay. A duplicate sample of minus 1 mm is made and kept in the laboratory archives. Gold is analysed by fire assay with AAS finish, and silver, lead, zinc and copper are assayed by two-acid digestion with AAS finish.

A routine quality assurance/quality control (QA/QC) procedure is adopted to monitor the analytical quality at each lab. Certified reference materials (CRMs), pulp duplicates and blanks are inserted into each batch of lab samples. QA/QC data at the lab are attached to the assay certificates for each batch of samples.

The Company maintains its own comprehensive QA/QC program to ensure best practices in sample preparation and analysis of the exploration samples. Project geologists regularly insert CRM, field duplicates and blanks to each batch of 30 core samples to monitor the sample preparation and analysis procedures at the labs. The analytical quality of the labs is further evaluated with external checks by sending approximately 3-5% of the pulp samples to higher level labs to check for lab bias. Data from both the Company's and the labs' QA/QC programs are reviewed on a timely basis by project geologists.

Guoliang Ma, P. Geo., Manager of Exploration and Resource of the Company, is the Qualified Person for Silvercorp under NI 43-101 and has reviewed and given consent to the technical information contained in this news release.

About Silvercorp

Silvercorp is a profitable Canadian mining company producing silver, lead and zinc metals in concentrates from mines in China. The Company’s goal is to continuously create healthy returns to shareholders through efficient management, organic growth and the acquisition of profitable projects. Silvercorp balances profitability, social and environmental relationships, employees’ wellbeing, and sustainable development. For more information, please visit our website at www.silvercorp.ca.

For further information

Lon Shaver
Vice President
Silvercorp Metals Inc.

Phone: (604) 669-9397
Toll Free: 1 (888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorpmetals.com

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining District; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: social and economic impacts of COVID-19; fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licenses; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2021 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

CAUTIONARY NOTE TO US INVESTORS

The disclosure in this news release and referred to herein was prepared in accordance with NI 43-101 which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC"). The terms “proven mineral reserve”, “probable mineral reserve” and “mineral reserves” used in this news release are in reference to the mining terms defined in the Canadian Institute of Mining, Metallurgy and Petroleum Standards (the “CIM Definition Standards”), which definitions have been adopted by NI 43-101. Accordingly, information contained in this news release providing descriptions of our mineral deposits in accordance with NI 43-101 may not be comparable to similar information made public by other U.S. companies subject to the United States federal securities laws and the rules and regulations thereunder.

Investors are cautioned not to assume that any part or all of mineral resources will ever be converted into reserves. Pursuant to CIM Definition Standards, “Inferred mineral resources” are that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Such geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. However, it is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Canadian standards, including the CIM Definition Standards and NI 43-101, differ significantly from standards in the SEC Industry Guide 7. Effective February 25, 2019, the SEC adopted new mining disclosure rules under subpart 1300 of Regulation S-K of the United States Securities Act of 1933, as amended (the “SEC Modernization Rules”), with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements included in SEC Industry Guide 7. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”. In addition, the SEC has amended its definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” to be substantially similar to corresponding definitions under the CIM Definition Standards. During the period leading up to the compliance date of the SEC Modernization Rules, information regarding mineral resources or reserves contained or referenced in this news release may not be comparable to similar information made public by companies that report according to U.S. standards. While the SEC Modernization Rules are purported to be “substantially similar” to the CIM Definition Standards, readers are cautioned that there are differences between the SEC Modernization Rules and the CIM Definitions Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.